
07054930


SEC MAIL
PROCESSING
RECEIVED
MAY 3 1 2007
WASH, D.C.
185
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended November 30, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

AVERY DENNISON CORPORATION
150 North Orange Grove Blvd.
Pasadena, California 91103
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: May 25, 2007

By /s/ Karyn E. Rodriguez
Karyn E. Rodriguez
Vice President and Treasurer,
Avery Dennison Corporation

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS



PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee and Participants
of the Avery Dennison Corporation
Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the "Plan") at November 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of November 30, 2006 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Los Angeles, California
May 25, 2007

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	November 30, 2006	2005
ASSETS		
Investments	$ 786.1	$ 735.2
Receivables	.8	.5
Total assets	786.9	735.7
LIABILITIES		
Note payable	10.8	14.0
Other payables	.9	.6
Total liabilities	11.7	14.6
Net assets available for benefits	$ 775.2	$ 721.1

The accompanying notes are an integral part of these financial statements.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	Year ended November 30, 2006	2005
Net additions to net assets attributed to:		
Net investment income:		
Net appreciation in fair value of investments	$ 73.7	$ 17.2
Interest	6.4	6.7
Dividends	15.6	13.3
	95.7	37.2
Contributions:		
Participant	28.9	28.6
Employer	3.1	1.8
Total additions	127.7	67.6
Deductions from net assets attributed to:		
Benefits paid to participants	(68.6)	(56.7)
Interest expense	(.7)	(.6)
Administrative expenses	(.9)	(1.0)
Total deductions	(70.2)	(58.3)
Plan transfers	(3.4)	(3.1)
Net increase	54.1	6.2
Net assets available for benefits:		
Beginning of year	721.1	714.9
End of year	$ 775.2	$ 721.1

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary Description of the Plan

The following brief description of the Avery Dennison Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for additional information relating to the Plan.

General
The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. Eligible full-time employees may participate immediately upon employment. Effective July 1, 2006, eligible part-time employees may also participate immediately upon employment. Prior to July 1, 2006, eligible part-time employees were required to complete 12 consecutive months of employment and 1,000 hours of service before they were permitted to participate in the Plan.

Contributions
Each newly hired eligible employee is automatically enrolled in the Plan contributing 6 percent of his or her compensation in the form of Pre-Tax Savings ("PTS") contributions to his or her account, unless the employee affirmatively elects not to enroll. The 6 percent contribution level, an increase from 5 percent, was effective July 1 of the plan year ended November 30, 2006. The contribution level was 5 percent for the entire plan year ended November 30, 2005. For the plan years ended November 30, 2006 and 2005, a participant may contribute from 1 percent to 25 percent of total eligible compensation to his or her account on a pre-tax and/or after-tax basis (subject to an annual maximum, as prescribed by regulatory requirements and limits imposed on highly compensated employees in order to satisfy nondiscrimination requirements). Participants age 50 and above may contribute additional "catch-up" PTS contributions over the otherwise applicable limit. Participants direct the investment of their contributions into various investment options offered under the Plan. Avery Dennison Corporation (the "Company") matches 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Company common stock. Prior to July 1, 2005, only participants who were age 50 and above could elect to diversify or transfer these Company stock investments into any other Plan investment fund at any time. Effective July 1, 2005, the election to diversify or transfer these Company stock investments is available to all participants, except that participants with dormant accounts in the Stock Holding and Retirement Enhancement ("SHARE") Plan, which is part of the Plan, must be age 50 or above to diversify or transfer Company stock investments in their SHARE accounts into other Plan investments.

PTS contributions and Company contributions, including any earnings, are not taxable until they are withdrawn or distributed. Eligible employees are permitted to make rollover contributions of "eligible rollover distributions" from an "eligible retirement plan" into the Plan, including direct rollovers.

Participants' Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions and earnings on all of such. The participant's entire benefit from the Plan is provided from the participant's vested account balance.

Vesting and Forfeitures
Employee contributions and earnings thereon are immediately 100 percent vested. Company contributions and earnings thereon are 100 percent vested after three years of service or, if earlier, upon a participant's death or 65th birthday. If a participant's employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited. Forfeitures by participants of unvested Company contributions may be used to pay administrative expenses of the Plan or to reduce the Company's contribution.

Payment of Benefits
Participants generally receive their vested account balance when they retire or terminate employment with the Company. Participants may take hardship withdrawals, withdrawals at age 59 ½ and certain other withdrawals from their vested account when they are employed, subject to legal and/or Plan restrictions and requirements.

Participant Loans
Participants also have the right, subject to certain limitations and requirements, to borrow from certain accounts. The loans are collateralized by up to 50 percent of the participant's vested accounts and bear reasonable interest rates commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Participant loans are valued at their outstanding balances, which approximate fair value. At the time that each loan is made, the interest rate is fixed at the rate equal to the prime rate (as published by Bank of America) plus one percent established as of the first month prior to the beginning of each plan quarter. Each loan generally has a maximum term of five years and is an asset of the applicable participant's account on the date of borrowing. Interest payments are credited to the applicable participant's account.

Administrative Expenses
Investment management fees and reasonable administrative expenses are charged to and paid by the Plan, as permitted by law. All other administrative expenses of the Plan are paid by the Company, except for certain fees (such as fees associated with Plan loans) which are paid by participants. Administrative expenses were $.9 million and $1 million for the years ended November 30, 2006 and November 30, 2005, respectively.

Plan Termination
The Company presently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time. In the event of termination of the Plan, each participant will be 100 percent vested in his or her Company matching and participant contributions and all of the assets in participant accounts will be distributed to the participants (or beneficiaries) in proportion to their account balances.

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan considers cash on hand, and short-term deposits and investments with maturities of three months or less when purchased, as cash and cash equivalents. The short-term deposits consist of units of participation in collective investment funds ($1/unit).

Guaranteed investment contracts ("GICs") are valued at "contract value," which represents contributions plus interest earned less benefits paid and transfers to other funds. Contract value represents the amount participants would receive upon initiation of permitted transactions (i.e. withdrawals) under the terms of the Plan, and is the relevant measurement attribute for the portion of net assets attributable to fully benefit-responsive investment contracts, including both traditional GICs and synthetic GICs. The fixed income investments within the synthetic GICs (Note 7) are valued at fair value and are adjusted to "contract value" by their wrapper values. If one or all of the contracts were to be terminated by the Plan prior to the expiration date, and the Plan's assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements.

Pooled fixed income funds, corporate bonds and U.S. government notes are valued at quoted market prices as of the end of the Plan's fiscal year. Investments in registered investment companies are valued at the net asset value of the shares held by the Plan as of the Plan's fiscal year end. Investments in Company common stock are valued at the closing market price as of the end of the Plan's fiscal year.

Income Recognition

The net appreciation or depreciation in the fair value of investments as of the current fiscal plan year, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments during the period, is reported in the statements of changes in net assets available for benefits. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in the market value as compared to the cost basis of the assets during the Plan's fiscal year.

The Department of Labor and the Internal Revenue Service ("IRS") Form 5500, Annual Return/Report of Employee Benefit Plan, requires realized and unrealized gains and losses to be determined using the value of the asset as of the beginning of the plan year (referred to as the "current value method") rather than using the historical cost basis of the asset. Therefore, the amounts reflected in Note 4, calculated on a historical cost basis, will differ from those presented in the Form 5500 to be filed for the Plan.

Leveraged Stock Fund

Included in the Plan is a leveraged employee stock ownership (the Employee Stock Ownership Plan or "ESOP") feature in which loan proceeds (Note 8) are used to purchase Company common stock. The unallocated assets available for benefits in the fund were $21.3 million and $23.9 million as of November 30, 2006 and 2005, respectively. Company common stock in this fund can be allocated to participant accounts to satisfy employee elected contributions that invest in Company common stock and employer matching contributions.

NOTES TO FINANCIAL STATEMENTS

Benefit Payments

All benefits are payable from net assets available for benefits. Benefits are recorded when paid. The Plan's financial statements and the related Form 5500 differ in the presentation of benefits payable due to different guidelines for each as promulgated by accounting principles generally accepted in the United States of America and the IRS. Form 5500 requires plans to report benefit claims payable as a liability, whereas they are not recorded as a liability in the financial statements.

Contributions

Participant and employer contributions are recorded on an accrual basis. The matching Company contribution is invested directly in Company common stock. Employer contributions can be made by releasing the required number of shares of the unallocated Company common stock from the Plan's Leveraged Stock Fund necessary to satisfy the Company's matching contribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan's assets are invested at participants' discretion in the Company's common stock and various investment fund options available under the Plan. The fund options may be invested in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities depending upon the investment objectives of each fund option. Investment securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds (including the Company Stock Fund), as well as to changes in the global economic environment and the outlook and performance of the financial markets. Therefore, changes in the values of investment securities will affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits (the Plan's "financial statements").

Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans." The FSP requires plan sponsors to reflect net assets at fair value and present an adjustment to contract value in the statements of net assets. The adjustment is to be presented as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. In addition, the FSP requires footnote disclosure of each investment contract's fair value (including fair value of the wrapper contract and each underlying investment held by the fund), the adjustment to contract value if the investment contract is fully benefit-responsive, and the major credit ratings of the issuer or wrapper provider for each investment contract. The guidance in this FSP is effective for plan years ending after December 15, 2006. The Company is currently evaluating the impact of this pronouncement on the Plan's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this Statement on the Plan's financial statements.

3. Plan Transfers

Based upon participant elections, the Company transferred $3.4 million and $3.1 million from the Plan to another retirement plan of the Company during the years ended November 30, 2006 and 2005, respectively.

4. Net Appreciation in the Fair Value of Investments

During the years ended November 30, 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

(In millions)	2006	2005
Investments in registered investment companies	$ 30.0	$ 18.7
Company common stock	43.6	–
Corporate bonds and Government notes	.1	(1.5)
Net appreciation in the fair value of investments	$ 73.7	$ 17.2

As of November 30, 2006 and 2005, approximately 42 percent and 44 percent, respectively, of the Plan's assets were invested in the common stock of the Company. A significant portion of this concentration results from the allocated and unallocated investments in the ESOP. At November 30, 2006 and 2005, the per share price of the Company's stock was $67.47 and $58.79, respectively. The value of the Company Stock Fund is entirely dependent on the market price of the Company's common stock. Changes in the value of Company common stock will affect participants' account balances and the amounts reported in the Plan's financial statements.

5. Investments

The following are the fair values of individual investments that represent 5 percent or more of the Plan's net assets available for benefits:

	November 30,	
(In millions, except share amounts)	2006	2005
Company common stock*, 4,835,035 and 5,472,615 shares, respectively	$ 326.2	$ 321.7
Fidelity Puritan Fund, 2,711,562 and 2,435,238 shares, respectively	54.6	45.9
Victory EB Diversified Stock Fund, 3,707,790 and 4,091,621 shares, respectively	47.2	45.1
Fidelity United States Equity Index Pool Fund, 956,860 and 1,025,391 shares, respectively	42.8	40.2

* Participant and nonparticipant-directed.

6. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

Net Assets:

(In millions)	November 30, 2006	2005
Company common stock, net of Note Payable	$ 202.5	$ 201.1

Changes in Net Assets:

(In millions)	Year ended November 30, 2006	2005
Net appreciation in the fair value of investments	$ 28.1	$ .2
Interest income	.3	.3
Dividends	5.2	5.6
Participant contributions	3.1	3.6
Employer contributions	3.1	1.8
Benefits paid to participants	(11.5)	(12.0)
Interest expense	(.7)	(.6)
Administrative expenses	(.5)	(.6)
Plan transfers	(.1)	(.1)
Transfers to participant-directed investments	(25.6)	(21.4)
	$ 1.4	$ (23.2)

7. Investment Contracts with Insurance Companies

The Plan has purchased benefit-responsive traditional GICs and synthetic GICs with various insurance companies. The synthetic GICs wrap a third party insurance contract around traditional fixed-income securities. Under these contracts, the insurance companies guarantee that there will be no investment loss due to fluctuations in interest rates for the securities held in the fixed income fund. These contracts are included in the statements of net assets available for benefits at contract value of approximately $113.5 million and $107.2 million, which represent contributions plus interest earned less benefits paid and transfers to other funds as of November 30, 2006 and 2005, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value of the synthetic GICs was higher than fair market value by approximately $.7 million and $1.5 million as of November 30, 2006 and November 30, 2005, respectively.

The crediting interest rates paid on the GICs and synthetic GICs ranged from 2.16 percent to 7.88 percent as of November 30, 2006 and November 30, 2005. The Plan earned an average yield on these investment contracts of 4.73 percent and 4.67 percent for the years ended November 30, 2006 and 2005, respectively. For synthetic GICs, the crediting interest rates are reviewed on a quarterly basis for resetting, but may not be less than 0 percent. The traditional GICs have fixed crediting rates for the terms of the contracts. There were no reserves against contract values as of November 30, 2006 and 2005.

8. Note Payable

The Plan has a $60 million revolving credit agreement with the Company. The financing available under the revolving credit agreement is used to acquire the Company's common stock, as provided in the Plan. Borrowings under the credit agreement bear interest at the three-month London Interbank Offered Rate plus $^{3}/_{8}$%, with interest due quarterly. The interest rate is reset every quarter. At November 30, 2006 and 2005, the Plan had approximately $11 million and $14 million, respectively, of outstanding borrowings under this facility. During the plan years ended November 30, 2006 and 2005, the Plan paid interest on the debt at average rates of 5.39 percent and 3.71 percent, respectively.

The Company and the Plan agreed not to extend the maturity date of the credit facility, which was July 1, 2005. As such, the principal indebtedness outstanding is payable in twenty-eight quarterly installments during the seven year period immediately following the maturity date, although the Plan has the right to prepay the principal at its discretion. According to the terms of the credit agreement, the amount of debt outstanding at November 30, 2006 will mature as follows (in millions):

For the years ending November 30,	
2007	$ 1.4
2008	1.5
2009	1.8
2010	2.4
2011	3.3
Thereafter	.4
	$ 10.8

Borrowings under the agreement are collateralized by the unallocated Company common stock held in the Plan's Leveraged Stock Fund.

9. Related-Party Transactions

Because the Company's common stock is an investment held by the Plan, investments in this stock represent transactions with parties-in-interest. During the plan year ended November 30, 2006, the Plan purchased and sold Company common stock totaling approximately $33.9 million and $62.5 million, respectively. During the plan year ended November 30, 2005, the Plan purchased and sold Company common stock totaling $31.9 million and $56.0 million, respectively. Certain other plan investments are short-term deposits and investments and shares of mutual funds managed by Fidelity Management Trust Company, Custodian and Recordkeeper of the Plan. Additionally, certain other plan investments are short-term deposits held by U.S. Trust Company as Trustee of the Plan. These relationships qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

	November 30,	
(In millions)	2006	2005
Avery Dennison Corporation	$ 326.2	$ 321.7
Fidelity Management Trust Company	228.5	194.6
U.S. Trust Company	.2	.3
	$ 554.9	$ 516.6

10. Tax Status

The Plan is intended to comply with the provisions of Section 401(a) and other applicable provisions of the Internal Revenue Code (the "Code"). The Plan received a favorable determination letter from the IRS in April 2004 that includes amendments through September 2003. As of the applicable dates, the Plan is, therefore, considered exempt from federal and state income taxes.

Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. However, on January 30, 2007, the Plan document was submitted to the IRS for a determination letter concerning the amendments made after the effectiveness of the last determination letter. The Plan is designed and is intended to be operating in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments necessary to comply with the applicable requirements under law.

11. Concentration of Credit Risk

Included in the Plan's investments for participants is a fixed income fund where the Plan directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short- and medium-term fixed income securities aggregating to approximately $113.5 million and $107.2 million as of November 30, 2006 and 2005, respectively. Although the fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Company, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with qualified investment institutions. Under these contracts, the investment institutions guarantee that there will be no investment loss due to fluctuations in interest rates for the securities held in the fixed income fund.

The Plan's cash and cash equivalent balances with financial institutions may, at times, exceed federally insured limits.

Although the Plan may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

12. Legal Proceeding

On May 18, 2005, Ronald E. Dancer filed a purported class action in the United States District Court for the Central District of California against the Company and certain officers of the Company, claiming breaches of fiduciary duty under ERISA to the Company's Employee Savings Plan and Plan participants. The plaintiff alleges, among other things, that permitting investment in and retention of Company Common Stock under the Plan was imprudent because of alleged anticompetitive activities by the Company, and that failure to disclose such activities to the Plan and participants was unlawful. The plaintiff seeks, among other things, to certify a class of all participants in the Plan from June 1, 2001 to the present, and an order compelling defendants to compensate the Plan for any losses and for other relief. Discussions concerning resolution of this matter have occurred. If such discussions do not prove to be successful, the Company intends to defend this matter vigorously.

13. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at November 30, 2006 and 2005, to Form 5500:

(In millions)		2006		2005
Net assets available for benefits per the financial statements	$	775.2	$	721.1
Contract value over fair market value of synthetic GICs		(.7)		(1.5)
Amounts allocated to withdrawing participants		(1.4)		(1.5)
Net assets available for benefits per the Form 5500	$	773.1	$	718.1

The synthetic GICs are recorded at contract value in the statements of net assets available for benefits and at fair market value on the Form 5500. As a result, unrealized gain or loss related to synthetic GICs is reflected in the Form 5500 but not included in "Net appreciation in the fair value of investments" in the statements of changes in net assets available for benefits.

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan's fiscal year end, but not yet paid as of that date. The following is a reconciliation of benefits paid to participants per the statements of changes in net assets available for benefits during the plan years ended November 30, 2006 and 2005, to Form 5500:

(In millions)		2006		2005
Benefits paid to participants per the financial statements	$	68.6	$	56.7
Add: Amounts allocated to withdrawing participants at November 30, 2006		1.4		1.5
Less: Amounts allocated to withdrawing participants at November 30, 2005		(1.5)		(.7)
Benefits paid to participants per the Form 5500	$	68.5	$	57.5

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2006
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
Cash and Cash Equivalents				
*	Fidelity Short Term Investment Fund	Short Term Investment, 5.2% variable		5.9
*	Fidelity Institutional Cash Portfolio - Monthly	Collective Investment		1.7
*	U.S. Trust Co of California Market Rate Account	Short Term Investment, 4.9% variable		.2
	State Street Bank Short Term Interest Fund	Short Term Investment, 5.2% variable		.9
	Mellon Stable Value Fund	Bank-sponsored Collective Fund		1.4
	Total			**10.1**
Guaranteed Investment Contracts				
	John Hancock Mutual Life Insurance Company	Guaranteed Investment Contract 15069, Stepped maturity, 7.2%		3.0
	Total			**3.0**
Synthetic Guaranteed Investment Contracts				
Underlying asset fair market value:				
	Monumental Life Insurance Company (Contract MDA00434TR-1)			
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.6% variable		.2
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.6% variable		.5
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.6% variable		1.8
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.6% variable		1.4
	Fannie Mae	Mortgage-Backed Security, Stepped maturity, 4.6% variable		1.8
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.6% variable		1.9
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.6% variable		2.0
	Bear Stearns Commercial Mortgage Services	Commercial Mortgage-Backed Security, Stepped maturity, 4.6% variable		2.0
	Merrill Lynch Mortgage Trust	Commercial Mortgage-Backed Security, Stepped maturity, 4.6% variable		3.0
	Banc of America Commercial Mortgage Inc.	Commercial Mortgage-Backed Security, Stepped maturity, 4.6% variable		1.5
	J.P. Morgan Commercial Mortgage Services Corp.	Commercial Mortgage-Backed Security, Stepped maturity, 4.6% variable		2.0
	Citigroup/Deutsche Bank	Commercial Mortgage-Backed Security, Stepped maturity, 4.6% variable		1.5
	Total			**19.6**
	UBS AG (Contract 2999)			
	DLJ Commercial Mortgage Corporation	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		2.0
	Bank One Issuance Trust	Asset-Backed Security, Stepped maturity, 4.5% variable		2.0
	DLJ Commercial Mortgage Corporation	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		2.0
	Morgan Stanley Capital I	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		.3
	Morgan Stanley Dean Witter Capital I	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		2.1
	LB Commercial Conduit Mortgage Trust	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		2.1
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.5% variable		2.0
	Merrill Lynch Mortgage Trust	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		2.5
	Bear Stearns Commercial Mortgage Trust	Commercial Mortgage-Backed Security, Stepped maturity, 4.5% variable		1.0
	Freddie Mac	Mortgage-Backed Security, Stepped maturity, 4.5% variable		2.0
	TXU Electric Delivery Rate Reduction Bond	Asset-Backed Security, Stepped maturity, 4.5% variable		1.5
	Chase Manhattan Auto Trust	Asset-Backed Security, Stepped maturity, 4.5% variable		1.5
	Government National Mortgage Association	Mortgage-Backed Security, Stepped maturity, 4.5% variable		1.0
	Total			**22.0**
	IXIS North America (Contract WR 1819-03)			
	Pooled Fixed Income Fund	Asset-Backed Security Index Fund		8.2
	Pooled Fixed Income Fund	Int Term Credit Bond Index Fund		8.3

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2006
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	IXIS North America (Contract WR 1819-03) (continued)			
	Pooled Fixed Income Fund	Long Term Credit Bond Index Fund		2.1
	Pooled Fixed Income Fund	Mortgage-Backed Security Index Fund		10.3
	Pooled Fixed Income Fund	Int Term Government Bond Index Fund		2.3
	Pooled Fixed Income Fund	1-3 Year Government BD Index Fund		.8
	Pooled Fixed Income Fund	Long Term Government Bond Index Fund		3.1
	Pooled Fixed Income Fund	Commercial Mortgage-Backed Security Fund		6.2
	Total			**41.3**
	Pacific Life Insurance Company (Contract G26017)			
	Allstate Financial Global	Corporate Bond, due 06/20/08, par $.7, 2.5%		.7
	American International Group	Corporate Bond, due 10/01/10, par $.2, 4.7%		.2
	Ameritech Capital Funding	Corporate Bond, due 05/18/09, par $.2, 6.3%		.2
	BMW Auto Trust	Corporate Bond, due 02/25/09, par $.5, 3.3%		.4
	Capital Auto Trust	Corporate Bond, due 11/17/08, par $.8, 2.6%		.7
	CIT Group Inc.	Corporate Bond, due 11/24/08, par $.8, 5.0%		.8
	Citigroup Inc.	Corporate Bond, due 03/15/09, par $.1, 6.2%		.1
	Commonwealth Edison Transitional Funding Trust	Corporate Bond, due 06/25/09, par $.3, 5.6%		.3
	Daimler Chrysler Trust	Corporate Bond, due 10/08/09, par $.7, 3.7%		.7
	Daimler Chrysler Trust	Corporate Bond, due 02/08/10, par $.2, 3.7%		.2
	EKSportsFinans	Non-US Government Note, due 12/15/08, par $.5, 4.8%		.5
	First Union National Bank	Corporate Bond, due 02/15/10, par $.1, 7.9%		.1
	Ford Auto Trust	Corporate Bond, due 11/15/09, par $.3, 5.1%		.3
	GE Capital Corporation	Corporate Bond, due 10/21/10, par $.8, 4.9%		.8
	GE Capital Credit Card Master Note Trust	Corporate Bond, due 09/17/12, par $.1, 5.1%		.1
	Harley-Davidson Trust	Corporate Bond, due 01/15/12, par $.3, 5.2%		.3
	Honda Auto Trust	Corporate Bond, due 10/21/08, par $.3, 2.2%		.3
	Honda Auto Trust	Corporate Bond, due 11/21/08, par $.1, 2.8%		.1
	Household Finance Corporation	Corporate Bond, due 11/15/08, par $.5, 6.5%		.5
	Illinois Power	Corporate Bond, due 06/25/09, par $.2, 5.5%		.2
	Inter-American Development Bank	Corporate Bond, due 06/16/08, par $.5, 5.3%		.5
	Inter-American Development Bank	Corporate Bond, due 10/22/07, par $.2, 6.4%		.2
	KFW	Non-US Government Note, due 10/19/09, par $.2, 4.9%		.2
	KFW	Non-US Government Note, due 05/19/09, par $.5, 5.3%		.5
	National Rural Utilities	Corporate Bond, due 03/01/07, par $.7, 6.5%		.7
	Nissan Auto Trust	Corporate Bond, due 10/15/10, par $.8, 4.2%		.7
	Ontario Electricity Financial	Non-US Government Note, due 01/30/08, par $.3, 6.1%		.3
	Peco Energy Trans Trust	Corporate Bond, due 03/01/09, par $.2, 6.1%		.2
	PG&E ERB	Corporate Bond, due 06/25/11, par $.1, 4.9%		.1
	Province of New Brunswick	Non-US Government Note, due 10/23/07, par $.3, 3.5%		.3
	SBC Communications	Corporate Bond, due 09/15/09, par $.6, 4.1%		.6
	SCE California Infrastructure	Corporate Bond, due 12/26/09, par $.5, 6.4%		.5
	SLM Corporation	Corporate Bond, due 03/17/08, par $.7, 3.6%		.7
	Swedish Export Credit	Non-US Government Note, due 02/17/09, par $.8, 4.6%		.8
	TIAA Global Markets	Corporate Bond, due 03/01/07, par $.5, 5.0%		.5
	USAA Auto Owner Trust	Corporate Bond, due 02/15/11, par $.4, 4.2%		.3

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2006
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Pacific Life Insurance Company (Contract G26017) (continued)			
	US Treasury Notes	US Government Note, due 06/30/07, par $6.8, 3.6%		6.8
	US Treasury Notes	US Government Note, due 11/15/12, par $4.3, 4.0%		4.2
	Wachovia Auto Trust	Corporate Bond, due 07/20/10, par $.6, 3.7%		.6
	Wachovia Auto Trust	Corporate Bond, due 03/21/11, par $.3, 3.4%		.2
	Wells Fargo Global	Corporate Bond, due 03/10/08, par $.5, 4.1%		.5
	Total			**26.9**
	Total market value of underlying assets			**109.8**
	Wrapper Values			
	Monumental Life Insurance Company	Contract MDA00434TR-1, 4.6% crediting rate		.2
	UBS AG	Contract 2999, 4.5% crediting rate		.3
	IXIS North America	Contract WR 1819-03, 5.1% crediting rate		.1
	Pacific Life Insurance Company	Contract G26017, 4.5% crediting rate		.1
	Total			**.7**
	Total contract value of synthetic guaranteed investment contracts			**110.5**
*	**Avery Dennison Corporation Common Stock**	**4,835,035 shares**	**156.0**	**326.2**
	Investments in Registered Investment Companies			
*	Fidelity Growth Company Fund	Investment in Registered Investment Company		18.6
*	Fidelity Puritan Fund	Investment in Registered Investment Company		54.6
*	Fidelity Retirement Gov't Money Market Fund	Investment in Registered Investment Company		14.9
	NB Genesis Trust Fund	Investment in Registered Investment Company		29.2
*	Fidelity Dividend Growth Fund	Investment in Registered Investment Company		35.0
*	Fidelity Freedom Income Fund	Investment in Registered Investment Company		1.0
*	Fidelity Freedom 2000 Fund	Investment in Registered Investment Company		.5
*	Fidelity Freedom 2010 Fund	Investment in Registered Investment Company		5.2
*	Fidelity Freedom 2020 Fund	Investment in Registered Investment Company		5.1
*	Fidelity Freedom 2030 Fund	Investment in Registered Investment Company		2.9
*	Fidelity Freedom 2040 Fund	Investment in Registered Investment Company		1.9
	Artisan Mid Cap Growth Fund	Investment in Registered Investment Company		8.2
*	Fidelity Diversity International Fund	Investment in Registered Investment Company		38.3
*	Fidelity US Equity Index Pool Fund	Investment in Registered Investment Company		42.9
	MSI Small Company Growth B Fund	Investment in Registered Investment Company		6.0
	Victory EB Diversified Stock	Investment in Registered Investment Company		47.2
	Hotchkis & Wiley Large Cap Value Index Fund	Investment in Registered Investment Company		8.6
	Total			**320.1**
	Participant Loans	**5.0% - 10.5%**		**16.2**
	Total Investments			**$ 786.1**

* Indicates party-in-interest to the Plan for which a statutory exemption exists.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS*
For the Year Ended November 30, 2006
EIN #95-1492269 Plan #004
(Dollars in millions)

(a) Identity of Party Involved	(b) Description of Asset (Including interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Avery Dennison Corporation**	Avery Dennison Corporation Common Stock	$ –	$ 50.4	$ –	$ –	$ 35.5	$ 50.4	$ 14.9
		31.1	–	–	–	31.1	31.1	–

* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the plan year, with certain exceptions.

** Plan sponsor and, therefore, a party-in-interest for which a statutory exemption exists.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 33-1132, 33-3645 and 33-58921) of Avery Dennison Corporation of our report dated May 25, 2007 relating to the financial statements of the Avery Dennison Corporation Employee Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Los Angeles, California
May 25, 2007


END